[ALTERNATIVE TECHNOLOGY RESOURCES, INC. LETTERHEAD]

                                 January 8, 2004

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Withdrawal of Registration Statement on Form S-1 (No. 333-53820)

Dear Sir/Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), the Company hereby respectfully requests that the above referenced Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be granted.

     The withdrawal of the Registration Statement is requested on the grounds that the offer and sale of the up to 20,604,773 shares of common stock the selling stockholders named therein including 1,237,138 shares of common stock that may be resold by selling stockholders upon the exercise of outstanding warrants and upon the conversion of convertible notes could no longer be effected pursuant to the Registration Statement due to the fact that the Registration Statement has not been amended to update the information included therein since the Registration Statement was declared effective on April 13, 2001. As a result, all of the selling shareholders have been advised that they can no longer sell their shares of common stock under the Registration Statement. Accordingly, the Company respectfully submits that the withdrawal of the outdated Registration Statement is consistent with the public interest and the protection of investors.

     Should you have any questions or comments, please do not hesitate to contact Daniel B. Eng, Esq. of Bartel Eng & Schroder, a Law Corporation, counsel to the Company, at (916) 442-0400.

                                          Very truly yours,

                                          Alternative Technology Resources, Inc.


                                          By:  /s/ Mark W. Rieger
                                              ----------------------------------
                                                Mark W. Rieger
                                                Chief Executive Officer